

American National Announces CEO Promotion

For more information, contact:
Charles H. Majors
Chairman & Chief Executive Officer
American National Bankshares Inc.
majorsc@amnb.com
434.773.2219

FOR IMMEDIATE RELEASE: **December 18, 2012**

DANVILLE, VA – American National Bankshares Inc., parent company of American National Bank and Trust Company, has announced executive changes following action taken today by its Board of Directors.

Effective Jan. 1, 2013, Jeffrey V. Haley will succeed Charles H. Majors as Chief Executive Officer of the company. Haley will remain as President of the Company and as President and Chief Executive Officer of the Bank. Majors will serve as the full-time Executive Chairman of the Company and the Bank.

In his expanded role, Haley will have overall executive responsibility for the Company and the Bank. Majors will chair both boards and focus on corporate aspects, including investor relations, risk management, strategic planning and growth opportunities.

The action by the Board of Directors continues the succession transition put in place over the past two and one-half years. In June 2010, Haley was named President of the Bank and Executive Vice President of the holding company. On Jan. 1, 2012, Haley became President of the Company and President and Chief Executive Officer of the Bank. An officer of the Bank since January 1997, he previously served in a number of positions at the Bank, including Executive Vice President, Chief Operating Officer and President of Trust and Financial Services. Haley is a director of both the holding company and the Bank.

"Our transition plan continues to be a great success," stated Majors. "Jeff has done a wonderful job as Bank CEO and I am confident that he will continue to do the same in his expanded role."

"I believe that we are better positioned for success than any other bank in our region," Haley said. "I am honored and excited to be selected to lead this great company."

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Va., American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $540 million of trust, investment and brokerage assets in its Trust & Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the
symbol "AMNB."